SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               ------------------


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 5)*



                                 ESG Re Limited
                                (Name of Issuer)


                         Common Shares, $1.00 par value
                         (Title of Class of Securities)


                                    G31215109
                                 (CUSIP Number)


                              Mr. Kenneth F. Cooper
                               Vicuna Advisors LLC
                                 230 Park Avenue
                                    7th Floor
                               New York, NY 10169
                                 (212) 499-2940
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 26, 2001
             (Date of Event Which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |


       NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

--------------------------------------------------------------------------------


1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                             Vicuna Advisors LLC
                             TIN:  13-4006560


--------------------------------------------------------------------------------


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|X|
                                                                          -
--------------------------------------------------------------------------------


3         SEC USE ONLY
--------------------------------------------------------------------------------


4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------


6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------


 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
        BY
       EACH    ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 1,129,600 shares

--------------------------------------------------------------------------------


                    9       SOLE DISPOSITIVE POWER
                            Zero
                    ------------------------------------------------------------


                    10      SHARED DISPOSITIVE POWER

                            1,129,600 shares

--------------------------------------------------------------------------------


11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON


          1,129,600 shares


--------------------------------------------------------------------------------


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------


13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)


          9.6%


--------------------------------------------------------------------------------


14        TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            Vicuna Partners LLC
                           TIN:  13-4006612
--------------------------------------------------------------------------------


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------


3         SEC USE ONLY
--------------------------------------------------------------------------------


4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------


6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------


NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
         BY
        EACH   ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 1,129,600 shares

--------------------------------------------------------------------------------


                    9       SOLE DISPOSITIVE POWER
                            Zero
                    ------------------------------------------------------------


                    10      SHARED DISPOSITIVE POWER

                            1,129,600 shares

--------------------------------------------------------------------------------


11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON


          1,129,600 shares

--------------------------------------------------------------------------------


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------


13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)


          9.6%


--------------------------------------------------------------------------------


14        TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Vicuna Capital I L.P.
                           TIN:  13-4006625


--------------------------------------------------------------------------------


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------


3         SEC USE ONLY
--------------------------------------------------------------------------------


4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------


6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------


 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED
        BY                  834,640 shares
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 Zero
                    ------------------------------------------------------------


                    9       SOLE DISPOSITIVE POWER

                            834,640 shares

                    ------------------------------------------------------------


                    10      SHARED DISPOSITIVE POWER
                            Zero
--------------------------------------------------------------------------------


11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON


          834,640 shares


--------------------------------------------------------------------------------


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------


13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)


            7.1%


--------------------------------------------------------------------------------


14        TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               WNP Investment Partnership  L.P.
               TIN:  13-4006626


--------------------------------------------------------------------------------


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------


3         SEC USE ONLY
--------------------------------------------------------------------------------


4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------


6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------


 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED
        BY                  294,960 shares
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 Zero
                    ------------------------------------------------------------


                    9       SOLE DISPOSITIVE POWER

                            294,960 shares

                    ------------------------------------------------------------


                    10      SHARED DISPOSITIVE POWER
                            Zero
--------------------------------------------------------------------------------


11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON


          294,960 shares


--------------------------------------------------------------------------------


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------


13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)


          2.5%


--------------------------------------------------------------------------------


14        TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


          NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1         Joshua G. Welch
--------------------------------------------------------------------------------


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------


3         SEC USE ONLY
--------------------------------------------------------------------------------


4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------


6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------


NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
         BY
        EACH   ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 1,129,600 shares

--------------------------------------------------------------------------------


                    9       SOLE DISPOSITIVE POWER
                            Zero
                    ------------------------------------------------------------


                    10      SHARED DISPOSITIVE POWER

                            1,129,600 shares

--------------------------------------------------------------------------------


11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON


          1,129,600 shares

--------------------------------------------------------------------------------


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------


13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          9.6%

--------------------------------------------------------------------------------


14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

       This Amendment No. 5 to Statement on Schedule 13D amends the Statement on
Schedule 13D relating to the Common Shares, $1.00 par value (the "Common Stock"), of ESG Re Limited (the "Issuer") filed by the Reporting Persons (as defined below) on March 17, 2000, as amended by Amendment No. 1 filed on October 17, 2000, Amendment No. 2 filed on November 30, 2000, Amendment No. 3 filed on October 4, 2001 and Amendment No. 4 filed on October 22, 2001. The Statement on
Schedule 13D amended the Schedule 13G filed by the Reporting Persons on November 22, 1999, as amended by Amendment No. 1 filed on February 14, 2000.


       This Statement is being filed by each of the following persons (the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Vicuna Advisors LLC, a Delaware limited liability company ("Advisors"), Vicuna Partners LLC, a Delaware limited liability company ("Partners"), Vicuna Capital I L.P., a Delaware limited partnership ("Capital"), WNP Investment Partnership, L.P., a Delaware limited partnership ("WNP"), and Joshua G. Welch ("Welch").



ITEM 4.    PURPOSE OF TRANSACTION.
           ----------------------


       This Amendment No. 5 to Statement on Schedule 13D amends Item 4 to Statement on Schedule 13D by adding the following information to Item 4.


       On November 26, 2001, Mr. Joshua G. Welch, on behalf of Vicuna Advisors LLC, Vicuna Partners LLC, Vicuna Capital I L.P. and WNP Investment Partnership, L.P. submitted to the Issuer a shareholder proposal for inclusion in the Issuer's proxy statement to be circulated to the shareholders of the Issuer in conjunction with the next annual general meeting of shareholders. The proposal was submitted in accordance with Rule 14a-8 under the Exchange Act. The proposal requests that the Issuer's Board of Directors take the necessary steps to establish a performance-based senior executive compensation system that focuses the five most highly-paid members of management, including the Chairman of the Board, on advancing the long-term success of the Issuer. The text of the proposal and the supporting statement of the proponents is attached hereto as Exhibit C.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------


       As of the date hereof, Capital is the beneficial owner 834,640 shares of Common Stock and WNP is the beneficial owner 294,960 shares of Common Stock. By virtue of its status as general partner of Capital and WNP, Partners might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to be the beneficial owner of the securities owned by Capital and WNP. Advisors, Partners and Welch each disclaims beneficial ownership of the securities owned by Capital and WNP.


       As of the date hereof, Capital is the beneficial owner of 7.1% of the Common Stock and WNP is the beneficial owner of 2.5% of the Common Stock. The percentages of the outstanding Common Stock reported in this Schedule 13D are calculated on the basis of 11,787,725 shares of Common Stock issued and outstanding on November 8, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.


       No transactions were effected by the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached to the original Schedule 13D, in the Common Stock during the 60 days prior to the date of this Amendment No. 5 to Schedule 13D.


         Exhibit  A:  Agreement of Joint Filing, dated as of November 27, 2001, among Advisors, Partners, Capital, WNP and Welch.

         Exhibit  B:  Letter dated October 19, 2001 from the Reporting Persons'
                      Bermuda counsel to the Issuer's Bermuda counsel. Incorporated by reference to Amendment No. 4 to Schedule 13D.

         Exhibit  C:  Shareholder proposal and supporting statement submitted to
                      Issuer on November 26, 2001.

                                    SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 27, 2001


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member



                            /s/ Joshua G. Welch
                            -------------------------------
                                   Joshua G. Welch

                                                                       EXHIBIT A
                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13D
                                  ------------



       In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that Amendment No. 5 to the
Schedule 13D dated November 27, 2001 relating to the Common Shares, $1.00 par value, of ESG Re Limited as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.


Dated:  November 27, 2001


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member



                            /s/ Joshua G. Welch
                            -------------------------------
                                   Joshua G. Welch

                                                                       EXHIBIT C


RESOLVED, that the shareholders of ESG Re Limited (the "Company") hereby request that the Company's Board of Directors (the "Board") take the necessary steps to establish a performance-based senior executive compensation system that focuses the five most highly-paid members of management, including the Chairman of the Board (the "Chairman"), on advancing the long-term success of the Company. To demonstrate that such steps have been taken, we request that the Compensation Committee Report included in the Company's Proxy Statement furnished in connection with the Annual General Meeting of Shareholders: identify specific performance criteria, including the duties and responsibilities unique to each member of management (including the Chairman) relative to the compensation of such member, and explain why they have been selected; identify the specific target level that must be achieved to satisfy that performance criteria; and rank each performance factor in order of importance, as well as identify the weight attached to each factor.

Supporting Statement

The long-term success of the Company depends on the ability of the Board and senior management to establish and implement a strategic plan that ensures the Company's long-term success. Senior management must be keenly focused on fulfilling this strategic plan. The best way to ensure proper focus is through a performance-based executive compensation system that generously rewards superior performance. Specific financial and non-financial performance criteria should be selected to focus the five most highly-paid members of management on advancing the long-term success of the Company. Accountability must be the cornerstone of this system.

Too often, though, the executive compensation system may reward average or below average performance and does not motivate senior management to excel. The Company's executive compensation system is indicative of this type of counterintuitive system. Rather than challenging the Company's executives to achieve superior performance, enormous compensation packages, including massive stock option grants and severance benefits, effectuate significant and unjustifiable transfer of wealth from shareholders to managers. Such a system is not in the interest of the Company's shareholders.

Effective January 1, 2001, the Company's Chairman and CEO, John C. Head III, entered into a subsequent employment contract to act as CEO on a part-time basis. The compensation payable under this contract included a salary of $650,000 in cash and the granting of 475,000 stock options (amounting to 4% of the Company's common shares outstanding), in addition to other benefits. On January 31, 2001 the Company announced that Mr. Head would resign as CEO in May 2001. Notwithstanding the resignation, Mr. Head retained his stock options and is receiving an annual salary of $250,000 in his capacity as Chairman. His tenure as CEO began in September 1999 and Mr. Head presided over a period during which the fortunes of the Company declined dramatically, as evidenced by both the Company's stock performance and the drop in book value per share. Mr. Head's remuneration is an example of the Company's current executive compensation system failing to adequately compensate senior management on achieving long-term success.

We urge you to vote for this proposal.